

SECURI 07005848 :ISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JVB Financial Group, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

2700 N. Military Trail
(No and Street)

Boca Raton (City) Florida (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Butkevits (561) 416-5876
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

1900 NW Corporate Blvd, Suite 210 East (Address) Boca Raton (City) Florida (State) 33431 (Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 29 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, **Vincent Butkevits**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **JVB Financial Group, LLC**, as of **December 31, 2006** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


JoAnn Lukas
Expires
09/28/2010
NOTARY PUBLIC
Commission #
DD600062
STATE OF FLORIDA



Signature

President

Title



Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JVB FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, **Vincent Butkevits**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **JVB Financial Group, LLC**, as of **December 31, 2006** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page
- X (b) Statement of Financial Condition
- X (c) Statement of Income (Loss)
- X (d) Statement of Changes in Financial Condition
- X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- X (g) Computation of Net Capital
- __ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- __ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- __ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- __ (m) A copy of the SICP Supplemental Report
- __ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

To the Member
JVB Financial Group, LLC

We have audited the accompanying statement of financial condition of JVB Financial Group, LLC as of December 31, 2006, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JVB Financial Group, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 16, 2007

JVB FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

	2006
Cash	$ 27,500
Marketable securities, at market value	19,098,870
Other receivables	44,661
Due from affiliates	9,352
Prepaid expenses	97,516
Clearing deposit and other deposits	104,000
Total assets	$ 19,381,899

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Payable to clearing organization, net	$ 9,346,331
Securities sold, not yet purchased, at market value	5,557,502
Commissions payable	379,787
Accrued Expenses	238,748
Total liabilities	15,522,368
Member's equity	3,859,531
Total liabilities and member's equity	$ 19,381,899

See accompanying notes to financial statements.

JVB FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

	2006
Revenues:	
Commissions	$ 29,807
Proprietary trading	8,248,334
Interest	1,614,710
Unrealized gain on marketable securities	139,082
Other	17,141
Total revenues	10,049,074
Expenses:	
Compensation and benefits	5,653,109
Clearing costs	547,956
Regulatory fees	26,983
Management fee	36,640
Communication costs	459,690
Interest expense	1,645,081
Insurance costs	287,889
Professional fees	66,880
Rent	221,802
Other expenses	674,833
Total expenses	9,620,863
Net income	$ 428,211

See accompanying notes to financial statements.

JVB FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	2006
Balance, January 1, 2006	$ 4,059,536
Distributions to the member	(628,216)
Net income	428,211
Balance, December 31, 2006	$ 3,859,531

See accompanying notes to financial statements.

JVB FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

	2006
Cash flows from operating activities:	
Net income	$ 428,211
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on marketable securities	(139,082)
Changes in assets and liabilities:	
(Increase) decrease in:	
Prepaid expenses	(58,525)
Clearing Deposit	(4,000)
Other receivables	59,838
Marketable securities	(1,948,094)
Increase (decrease) in:	
Payable to clearing organization	2,435,127
Commissions payable	(98,583)
Accrued Expenses	(41,809)
Net cash provided by operating activities	633,083
Cash flows from investing activities:	-
Cash flows from financing activities:	
Distributions to the member	(628,216)
Net cash used in financing activities	(628,216)
Net increase in cash	4,867
Cash, beginning of year	22,633
Cash, end of year	$ 27,500
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 1,645,081

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

JVB Financial Group, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Florida Limited Liability Company that is a wholly-owned subsidiary of JVB Financial Holdings, LLC.

All customer accounts are cleared though Pershing LLC a subsidiary of The Bank of New York.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

The Company generates commission income from sales and purchases of bonds on behalf of customers. Commissions are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Marketable Securities

Marketable securities held at year-end consist of trading securities, which are reported at fair value with unrealized gains or losses included in earnings.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2006.

NOTE 3 – RELATED PARTY TRANSACTIONS

A related company through common ownership and management provides management and consulting services to the Company. In connection with the management agreement, the Company incurred management fee expenses of $36,640 for the year ended December 31, 2006. The Company also incurred expenses for rent to this related party in the amount of approximately $218,700 to this related party for the year ended December 31, 2006.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $2,501,719 which was $1,837,395, in excess of its required net capital of $664,342. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 3.99 to 1.

NOTE 5 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer securities transactions through another broker-dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

The Company has a $4,064,102 receivable from their clearing organization at December 31, 2006 which consists primarily of the Company's trading profits and net commissions due from customer trades.

The Company has a $13,410,433 payable to their clearing organization at December 31, 2006 which includes amounts due on cash and margin transactions and is collateralized by securities owned by the Company.

The Company's clearing organization nets the receivable and payable, hence carrying either an amount payable to the Company or amount receivable from the Company. At December 31, 2006 the Company had a net payable to this clearing organization of $9,346,331.

NOTE 6 – MARKETABLE SECURITIES

Marketable securities, as shown in the accompanying statement of financial condition, consist primarily of federal, state and municipal government obligations. Their cost and estimated market value at December 31, 2006 are as follows:

	Owned	Securities sold, not yet purchased
Trading securities:		
Cost	$ 18,927,615	$ 5,511,248
Unrealized gain	171,255	46,254
	$ 19,098,870	$ 5,557,502

The Company included unrealized gains in the amount of $139,082 in earnings for the year ended December 31, 2006.

NOTE 7 – OTHER RECEIVABLES

Other receivables consist of the following at December 31, 2006:

Short-term loans due from employees	$	44,661

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times, may exceed federally insured limits.

NOTE 9 – FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, marketable securities, receivables, prepaid expenses, deposits and payables approximate fair value based on the short-term maturity of these instruments.

NOTE 10 – RETIREMENT PLAN

The Company maintains a defined contribution plan covering substantially all employees of the Company. Employees who have attained age eighteen and have completed one month of service are eligible to become a participant in the plan. The plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA). The Plan has an agreement with a company to act as investment manager and invest the Plan's assets in various types of funds. Participants can elect to have a percentage of their compensation contributed to the Plan. The Company may contribute a matching contribution to the plan for each participant equal to a percentage of the elective contributions made by the participants. Pension contribution expense was approximately $108,400 for the year ended December 31, 2006.

NOTE 11 –ACCRUED EXPENSE

The following is included in accrued expenses at December 31, 2006. In March 2006 the Company recorded an NASD proposed fine of $100,000 as an accrued expense. The fine was imposed due to the Company not properly capturing employees' e-mails. The Company intends to vigorously dispute the fine when and if the NASD attempts to enforce it.

SUPPLEMENTARY INFORMATION

JVB FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net capital computation:

Total member's equity	$ 3,859,531
Deductions and/or charges:	
Non-allowable assets:	
Deposits	4,000
Due from affiliate	9,352
Prepaid expenses	97,516
Other receivables	44,661
Total non-allowable assets	155,529
Net capital before haircuts on securities positions	3,704,002
Haircuts on securities:	
Corporate, Federal, State and Municipal government obligations	954,383
Undue concentrations	253,862
Total haircuts on securities	1,208,245
Net capital	2,495,757
Required minimum capital	664,324
Excess net capital	$ 1,831,433

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$ 9,964,867
Ratio of aggregate indebtedness to net capital	3.99 to 1

Reconciliation:

Net capital, per unaudited December 31, 2006 FOCUS report, as filed	$ 2,495,757
Net audit adjustments	-
Net capital, per December 31, 2006 audited report, as filed	$ 2,495,757

JVB Financial Group, LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Pershing on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.



SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Member
JVB Financial Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of JVB Financial Group, LLC for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 16, 2007

END